Filed by The Procter & Gamble Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: The Gillette Company

Commission File No.: 001-00922

Registration No.: 333-123309

Rev 1: Proxy statement/prospectus dated May 25, 2005 and filed May 26, 2005

PROCTER & GAMBLE

SPECIAL MEETING	The Procter & Gamble Company will hold a special meeting of its shareholders on July 12, 2005 at 9:00 a.m., local time, at the Procter & Gamble General Offices, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202. (Cover, Notice, Pages I-2, III-1)

PROPOSAL 1	To adopt the Agreement and Plan of Merger among Procter & Gamble and Gillette, and approve the issuance of Procter & Gamble common stock in the merger. (Notice, Page III-2)

VOTE REQUIRED	At least a majority of the outstanding voting together as a single class. Your failure to vote will have the same effect as a vote against the merger agreement and the issuance of Procter & Gamble common stock in the merger. Accordingly, your vote is very important! (Pages I-1, I-4, III-4)

PROPOSAL 2	To adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above measure. (Notice, Page III-2)

VOTE REQUIRED	For the adjournment of the special meeting, if necessary, to solicit additional votes, at least a majority of the shares represented at the meeting and entitled to vote. Abstentions and broker non-votes have the same effect as a vote against the proposal. Accordingly, your vote is important! (Pages I-4, III-4)

RECORD DATE	Holders of record of Procter & Gamble common stock, Series A ESOP Convertible Class A Preferred Stock, and Series B ESOP Convertible Class A Preferred Stock at the close of business on May 19, 2005 are entitled to vote their shares, as a single class, at the special meeting. Each share of stock is entitled to one vote. (Notice, Page III-2, III-3)

WHAT DO I GET?	Procter & Gamble shareholders will continue to hold the Procter & Gamble shares they currently own. Procter & Gamble’s board of directors believes the combined company will be stronger and more competitive providing greater potential for increased shareholder value. (Pages I-2, I-28)

WHAT DO GILETTE SHAREHOLDERS GET?	Gillette shareholders will receive, for each share of Gillette common stock, 0.975 shares of Procter & Gamble common stock rounded down to the nearest whole number. (Pages I-3, I-71)

AFTER THE MERGER	Gillette will be a wholly-owned subsidiary of P&G. (Page I-5, I-71)

OWNERSHIP AFTER THE MERGER	Upon completion of the merger, Procter & Gamble shareholders will own approximately 71% of the combined company on a fully diluted basis, and Gillette shareholders will own approximately 29% of the combined company on a fully diluted basis. (Cover, Page I-5)

DISSENTER’S RIGHTS OF APPRAISAL	Yes, Procter & Gamble shareholders have dissenters rights under Ohio law. Pages I-37 to I-39 explain the detailed process that must be followed to exercise these rights. (Pages I-2, I-9, I-37, Annex E)

RECOMMENDATION	Procter & Gamble’s board of directors believes the merger is advisable and fair to you and in your best interests and recommends that you vote FOR the proposal to adopt the merger agreement and approve the issuance of Procter & Gamble common stock in the merger.

In the unlikely event there are insufficient shares to approve the merger, Procter & Gamble’s board of directors also recommends you vote FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on proposal 1. (Notice, Pages I-4, I-31)

REASONS FOR RECOMMENDATION	We believe the combined company will be able to create substantially more shareholder value than could be achieved by either company individually. (Cover, Pages I-4, I-28)

TAX CONSEQUENCES	None to P&G shareholders. Consult your own tax advisor. (Pages I-8, I-36)

CONDITIONS TO THE MERGER	(Pages I-6, I-78)

REGULATORY APPROVALS	Under the HSR Antitrust Act the Federal Trade Commission submitted a Request for Additional Information and Documentary Material, also referred to as a “second request”. P&G and Gillette are in the process of gathering information to respond and are working cooperatively with the FTC.

The merger also requires the review of the European Commission and a number of other countries.

The merger cannot be completed unless the regulatory conditions to complete the merger are satisfied. Antitrust clearance is proceeding as expected. (Pages I-8, I-36)

EXPECTED COMPLETION	P&G and Gillette are working to complete the merger by the fall of 2005. However, it is possible that factors outside the control of both companies could result in the merger being completed at a later time. Procter & Gamble and Gillette hope to complete the merger as soon as reasonably practicable. (Page I-2)

HOW TO VOTE	Vote in person; mail your signed and dated proxy card in the enclosed postage-paid return envelope; submit your proxy by telephone or on the Internet. Follow the instructions on your proxy card. (Pages I-1, III-4)

HOW TO VOTE P&G COMPANY INVESTMENT PLANS	Participants in the Shareholder Investment Program vote through the Program Custodian. Participants in the Profit Sharing and ESOP can instruct the trustee how to vote. (Page I-1)

PROCTER & GAMBLE	Procter & Gamble is a recognized leader in the development, distribution, and marketing of superior Fabric Care, Home Care, Baby Care, Feminine Care, Family Care, Beauty Care, Health Care, and Snacks and Coffee products. (Pages I-3, I-42)

GILETTE	The Gillette Company is the global market leader in nearly a dozen major consumer products categories, principally in the grooming, alkaline battery and oral care businesses. (Pages I-3, I-42)

MARKET INFO	Procter & Gamble NYSE “PG” Gilette NYSE “G” The shares of the combined company will be traded on the New York Stock Exchange under the symbol “PG”. (Cover, Pages I-3, I-5, I-14)

COMPARATIVE SHARE PRICES	(Page I-14)

OUTSTANDING	As of the record date, there were 2,474,553,691 shares of common stock outstanding, 87,832,935 shares of Series A ESOP Convertible Class A Preferred Stock outstanding and 68,726,896 shares of Series B ESOP Convertible Class A Preferred Stock outstanding. (Notice)

Additional Information and Where to Find it

     In connection with the proposed merger, The Procter & Gamble Company (“P&G”) has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company (“Gillette”) with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette’s filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

     P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.

Dear Shareholder:

On June 3, 2005 we sent you a notice and proxy statement plus proxy card for a special meeting of shareholders of The Procter & Gamble Company to be held on Tuesday, July 12, 2005.

As of June 27 we have not received your proxy. If you have in fact already voted, we thank you. If not, we hope you will do so now.

In case you have lost the original proxy card and need a new one to respond at this time, we enclose a duplicate together with a return envelope. You can also vote by telephone or internet. Instructions are included on the proxy card.

Thank you for your attention to this matter.

THE PROCTER & GAMBLE COMPANY